                                                              EXHIBIT (a)(5)(iv)

Broder Bros., Co.
Consolidated Financial Statements and Audit Report
For the Years Ended December 30, 2000 and December 26, 1999

Broder Bros., Co.
Contents
-------------------------------------------------------------------------------
                                                                     Page(s)

Report of Independent Accountants.....................................     1


Financial Statements
Consolidated Balance Sheet............................................     2

Consolidated Statements of Income.....................................     3

Consolidated Statements of Changes in Shareholders' Equity (Deficit)..     4

Statements of Consolidated Cash Flows.................................     5

Notes to Consolidated Financial Statements............................  6-16

                       Report of Independent Accountants


To the Board of Directors
Broder Bros., Co.


In our opinion, the accompanying consolidated balance sheet as of December 30, 2000 and the related consolidated statements of income, changes in shareholders' deficit and cash flows for the year then ended present fairly, in all material respects, the financial position of Broder Bros., Co. and its subsidiaries at December 30, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 26, 1999 and for the year then ended were audited by other independent accountants whose report dated February 24, 2000 expressed an unqualified opinion on those statements.



March 28, 2001

Broder Bros., Co.
Consolidated Balance Sheet
December 30, 2000 and December 26, 1999
--------------------------------------------------------------------------------

                                                                                    2000            1999
Assets

Current assets
Cash                                                                          $    1,725,778   $    1,312,862
Accounts receivable, net of allowance for doubtful accounts
 of $700,000 and $500,000                                                         31,617,397       26,376,965
Inventory                                                                        107,227,291       77,363,520
Prepaid and other current assets                                                   2,591,881        1,406,530
Deferred income taxes                                                              1,231,461                -
                                                                              --------------   --------------
     Total current assets                                                        144,393,808      106,459,877

Fixed assets, net                                                                  6,752,611        4,914,934
Goodwill, net                                                                      8,541,273                -
Deferred financing fees, net                                                       2,508,052          688,313
Cash value - Officers' life insurance                                                142,816        2,880,542
Other assets                                                                       1,206,147          315,009
                                                                              --------------   --------------
     Total assets                                                             $  163,544,707   $  115,258,675
                                                                              ==============   ==============

Liabilities and Shareholders' Equity (Deficit)

Current liabilities
Current portion of capital lease obligations and subordinated debt            $    1,165,819   $    1,239,657
Accounts payable                                                                  72,477,309       47,225,630
Accrued liabilities                                                                6,478,314        2,502,834
                                                                              --------------   --------------
     Total current liabilities                                                    80,121,442       50,968,121

Long term obligations, net of current portion                                     92,613,549       50,913,194
Deferred income taxes                                                                 40,417                -
Other long term liabilities                                                        1,862,195                -
                                                                              --------------   --------------
     Total liabilities                                                           174,637,603      101,881,315
                                                                              ==============   ==============

Shareholders' equity (deficit)
Class A common stock; par value $1 per share; 100 shares
 authorized; 0 and 12 shares issued and outstanding, respectively                          -               12
Class B common stock; par value $1 per share; 49,900 shares
 authorized; 0 and 4,896 shares issued and outstanding, respectively                       -            4,896
Class A common stock; par value $.01 per share; 27,000,000 shares
 authorized; 10,061,111 and 0 issued and outstanding, respectively                   100,611                -
Class L common stock; par value $.01 per share; 3,000,000 shares
 authorized; 1,000,000 and 0 issued and outstanding, respectively                     10,000                -
Additional paid-in capital                                                        15,378,146           30,631
Retained earnings (accumulated deficit)                                          (26,581,653)      13,341,821
                                                                              --------------   --------------
     Total shareholders' equity (deficit)                                        (11,092,896)      13,377,360
                                                                              --------------   --------------
     Total liabilities and shareholders' equity (deficit)                     $  163,544,707   $  115,258,675
                                                                              ==============   ==============

The accompanying notes are an integral part of the consolidated financial statements.

Broder Bros., Co.
Consolidated Statements of Income
For the Years Ended December 30, 2000 and December 26, 1999
--------------------------------------------------------------------------------

                                                                 2000            1999
Net sales                                                  $  396,007,337   $  339,591,496
Cost of sales                                                 330,982,776      285,339,914
                                                           --------------   --------------
  Gross profit                                                 65,024,561       54,251,582
                                                           --------------   --------------
Operating expenses
Warehouse, selling and administrative                          46,144,515       41,136,890
Transaction expenses                                            1,975,625                -
Special shareholder compensation                                3,572,712                -
                                                           --------------   --------------
  Total operating expenses                                     51,692,852       41,136,890
                                                           ==============   ==============
  Income from operations                                       13,331,709       13,114,692
                                                           --------------   --------------
Other expense
Interest expense                                                8,274,705        5,656,868
Other                                                             239,768          125,339
                                                           --------------   --------------
  Total other expense                                           8,514,473        5,782,207
                                                           --------------   --------------
  Income before income taxes                                    4,817,236        7,332,485
Income tax provision                                            2,893,564                -
                                                           --------------   --------------
  Net income                                               $    1,923,672   $    7,332,485
                                                           ==============   ==============

The accompanying notes are an integral part of the consolidated financial statements.

Broder Bros., Co.
Consolidated Statements of Changes in Shareholders' Equity (Deficit)
For the Years Ended December 30, 2000 and December 26, 1999
--------------------------------------------------------------------------------



                                                                                  Common stock
                                             ---------------------------------------------------------------------------------------
                                             Shares (A)     Amount        Shares (B)        Amount        Shares (L)       Amount
 Balance, December 27, 1998                          12   $       12          4,896     $      4,896              -     $          -

 Contributions                                        -            -              -                -              -                -

 Distributions                                        -            -              -                -              -                -

 Net income                                           -            -              -                -              -                -
                                             ----------   ----------      ---------     ------------      ---------     ------------
 Balance, December 26, 1999                          12           12          4,896            4,896              -                -

 Shareholder distributions prior to
   recapitalization

 Issuance of Class B common stock                     -            -            154              154              -                -

 Distribution to shareholders and related
   transaction costs                                (12)         (12)        (5,050)          (5,050)             -                -

 Issuance of new Class A and Class L
   common stock                               9,000,000       90,000              -                -      1,000,000           10,000

 Exercise of warrants                         1,061,111       10,611              -                -              -                -

 Net income                                           -            -              -                -              -                -
                                             ----------   ----------      ---------     ------------      ---------     ------------
 Balance, December 30, 2000                  10,061,111   $  100,611              -     $          -      1,000,000     $     10,000
                                             ==========   ==========      =========     ============      =========     ============
                                                                 (Accumulated
                                              Additional           deficit)
                                               paid-in             retained
                                               capital             earnings             Total
 Balance, December 27, 1998                 $      24,838        $   8,512,336      $    8,542,082

 Contributions                                      5,793                    -               5,793

 Distributions                                          -           (2,503,000)         (2,503,000)

 Net income                                             -            7,332,485           7,332,485
                                            -------------        -------------      --------------
 Balance, December 26, 1999                        30,631           13,341,821          13,377,360

 Shareholder distributions prior to
   recapitalization                                                 (5,846,765)         (5,846,765)

 Issuance of Class B common stock                 689,846                    -             690,000

 Distribution to shareholders and related
   transaction costs                             (720,477)         (36,000,381)        (36,725,920)

 Issuance of new Class A and Class L
   common stock                                15,182,477                    -          15,282,477

 Exercise of warrants                             195,669                    -             206,280

 Net income                                             -            1,923,672           1,923,672
                                            -------------        -------------      --------------
 Balance, December 30, 2000                 $  15,378,146        $ (26,581,653)     $  (11,092,896)
                                            =============        =============      ==============


The accompanying notes are an integral part of the consolidated financial statements.

Broder Bros., Co.
Consolidated Statements of Cash Flows
For the Years Ended December 30, 2000 and December 26, 1999
--------------------------------------------------------------------------------

                                                                                         2000                     1999
Cash flows from operating activities
Net income                                                                        $    1,923,672          $     7,332,485
Adjustments to reconcile net income to net cash provided by
 operating activities
  Depreciation                                                                         1,599,302                1,202,259
  Amortization                                                                         1,222,390                        -
  Deferred taxes                                                                        (169,523)                       -
  Deferred compensation                                                                  707,000                        -
  Stock-based compensation                                                               690,000                        -
  Changes in current assets and liabilities, net of assets acquired
   Accounts receivable                                                                 1,006,290                  306,976
   Inventory                                                                         (20,302,817)               7,828,259
   Prepaid and other current assets                                                     (936,746)                (519,731)
   Accounts payable and accrued liabilities                                           24,924,747                 (152,732)
                                                                                  --------------          ---------------
   Net cash provided by operating activities                                          10,664,315               15,997,516
                                                                                  ==============          ===============
Cash flows from investing activities
Acquisition of fixed assets                                                           (1,799,564)                (791,638)
Cash surrender value of officers life insurance                                         (246,038)              (1,011,758)
Acquisition of St. Louis T's - net of cash acquired                                  (20,387,603)                       -
                                                                                  --------------          ---------------
   Net cash used in investing activities                                             (22,433,205)              (1,803,396)
                                                                                  ==============          ===============
Cash flows from financing activities
Borrowings (repayments) on revolving credit agreement, net                            16,400,000              (10,400,000)
Repayment on revolving credit agreement due to recapitalization                      (50,000,000)                       -
Borrowing on revolving credit agreement due to recapitalization                       64,000,000                        -
Proceeds from issuance of senior subordinated notes                                    7,981,817                        -
Payments of principal on former subordinated debt                                     (3,940,123)                       -
Payments of principal on capital lease obligations, net                                 (921,522)                (540,117)
Debt issuance costs                                                                   (3,336,500)                       -
Other shareholder distributions                                                       (2,863,000)              (2,503,000)
Distributions paid to former shareholders and related
 transaction costs                                                                   (29,313,328)                       -
Equity issuance pursuant to recapitalization                                          13,968,182                        -
Exercise of stock warrants                                                               206,280                        -
                                                                                  --------------          ---------------
   Net cash provided by (used in) financing activities                                12,181,806              (13,443,117)
                                                                                  ==============          ===============
Net increase in cash                                                                     412,916                  751,003
Cash at beginning of year                                                              1,312,862                  561,859
                                                                                  --------------          ---------------
Cash at end of year                                                               $    1,725,778          $     1,312,862
                                                                                  ==============          ===============
Supplemental disclosure of cash flow information
Interest paid                                                                     $    6,991,976          $     6,581,257
                                                                                  --------------          ---------------
Taxes paid                                                                        $    1,699,000          $             -
                                                                                  ==============          ===============

The accompanying notes are an integral part of the consolidated financial statements.

Broder Bros., Co.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 1.  Organization

     Nature of business
     Broder Bros., Co. (the "Company") is a national wholesale distributor of imprintable sportswear and related products to screen printers, embroiderers and advertising specialty companies. Products are sold through distribution centers located in Michigan, Florida, Texas, New York, California, North Carolina and Missouri. Approximately 60% and 63% of products sold by the Company were purchased from three suppliers in 2000 and 1999, respectively. Substantially all product shipped to customers is handled through one national parcel shipping company. In September 2000, the Company purchased 100% of the common stock of St. Louis T's, Inc. ("St. Louis T's"). Accordingly, St. Louis T's has been consolidated as of the purchase date. All significant intercompany accounts and transactions have been eliminated.

     The Company operates on a 52/53-week year basis with the year ending on the last Saturday of December. The years ended December 30, 2000 and December 26, 1999 consisted of 53 and 52 weeks, respectively.

 2.  Summary of Significant Accounting Policies

     Cash
     The Company considers all highly-liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

     Accounts receivable
     Credit risk is minimized due to the Company's minimal concentration of customers with significant balances. The Company controls credit risk of its customers through credit evaluations and authorization prior to shipment, credit limits, and other monitoring procedures. At times, the Company obtains personal guarantees from certain customers, security interests in customer assets or letters of credit to further enhance collectibility of accounts receivable.

     Inventory
     Inventory is stated at the lower of cost or market using the first-in, first-out method. Inventory consists of finished goods held for sale.

     Fixed assets
     Fixed assets are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line and declining balance methods based upon estimated useful lives of seven years for machinery and equipment and furniture and fixtures and three and five years for computers and software.

     Revenue recognition
     Revenue is recognized upon shipment of product to the customer. Incentives received from various suppliers are recognized at the time that they are earned as defined in the respective agreements. Shipping and handling fees paid by the customer are included in sales. Shipping and handling costs paid by the Company are included in cost of sales.

Broder Bros., Co.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 2.  Summary of Significant Accounting Policies (continued)

     Catalog costs
     Direct response catalog costs, consisting primarily of the Company's annual catalog production, printing, and postage costs, are capitalized and amortized over the expected life of the catalog, not to exceed twelve months. At December 30, 2000 and December 26, 1999, $2,009,974 and $1,141,935 of prepaid catalog costs were reported as other current assets, respectively. Total catalog expense, net of expected vendor co-op advertising allowances earned and reimbursements by customers for catalogs purchased, were approximately $1,700,000 and $1,800,000 in 2000 and 1999, respectively.

     Deferred financing costs and goodwill
     Costs relating to obtaining the Revolving Credit Facility and Senior Subordinated Notes are capitalized and amortized over the term of the debt using the straight-line method. Amortization expense for the years ended December 30, 2000 and December 26, 1999 was $569,469 and $201,000,
     respectively. Deferred financing costs of $545,625 related to the prior Revolving Credit Facility were expensed upon the effective date of the Recapitalization.

     Goodwill represents the excess of the purchase price over the estimated fair value of the net assets of the acquired company. Goodwill is amortized on a straight-line basis over a period of 20 years. Amortization expense was $107,300 for the year ended December 30, 2000.

     The carrying value and useful lives of goodwill are based on management's current assessment of recoverability. The Company evaluates potential impairment of goodwill as deemed necessary based upon undiscounted expected future cash flows.

     Income taxes
     The Company had operated as an S corporation since January 1, 1987 under the election of Subchapter S of the Internal Revenue Code. During such period, federal income taxes and certain state income taxes were the responsibility of the Company's shareholders. The S Corporation election was terminated prior to the consummation of the Recapitalization Plan (see
     Note 3). Accordingly, the provision for federal income taxes includes taxes based upon the results of operations from May 3, 2000 through the end of the year. Deferred federal income taxes were recorded effective May 3, 2000 upon termination of S corporation status. Deferred income taxes are provided on the differences in the book and tax bases of assets and liabilities at the statutory tax rates expected to be in effect when such differences are reversed.

     Stock options
     The Company accounts for stock-based compensation using the intrinsic value method described in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. In accordance with APB 25, compensation cost for stock options is recognized in income based on the excess, if any, of the fair market value of the stock at the date of grant over the amount an employee must pay to acquire the stock.

     Financial instruments disclosure
     Cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The fair value of the Company's long-term debt is estimated to approximate carrying value based on the variable nature of the interest rates and current market rates available to the Company.

Broder Bros., Co.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 2.  Summary of Significant Accounting Policies (continued)

     Use of estimates
     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     New accounting pronouncements
     In June 1998, the FASB issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities," ("FAS 133"), which establishes accounting and reporting standards for derivative instruments. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued FAS 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133", which postponed the adoption date of FAS 133. As such, the Company is not required to adopt FAS 133 until the year 2001. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

     Reclassifications
     Certain amounts reported in the prior-year financial statements and notes thereto have been reclassified to conform to December 30, 2000 classifications.

 3.  Merger and recapitalization

     Effective May 3, 2000 the Company entered into an agreement and plan of merger (the "Merger Agreement") with BB Merger Corp., a transitory Delaware merger corporation formed by Bain Capital, Inc., resulting in a recapitalization of the company and ensuing change in ownership (the "Recapitalization"). Pursuant to the Merger Agreements, on May 3, 2000, BB Merger Corp. was merged into the Company, with the Company being the surviving corporation. In connection with the Recapitalization, the former shareholders of the Company converted a significant portion of their prior Class A and Class B common stock into a right to receive specified payments, while simultaneously, certain equity investors, affiliates of Bain Capital, Inc. and executives of the Company acquired an approximate 86% economic equity stake in the Company. The remaining 14% is owned by former shareholders of the Company.

     Subsequent to the Recapitalization, the issued and outstanding capital stock of the Company consisted of Class A common stock ("Class A"), par value $0.01 per share issued at $0.1944 per share and Class L common stock ("Class L"), par value $0.01 issued at $15.75 per share. The Class L shares provide for a liquidation preference over the Class A shares with respect to any distribution by the Company to holders of its capital stock equal to the original cost of the shares plus an amount that accrues at the annual rate of 12.5% compounded on a quarterly basis. The Class A and Class L common shares are identical in all other respects. As of December 30, 2000 the liquidation preference attributable to the Common L shares issued and subject to warrants associated with the Senior Subordinated Notes was $1,486,000.

Broder Bros., Co.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 3.  Merger and recapitalization (continued)

     The Recapitalization was funded through a new Revolving Credit Facility, the issuance of $10,000,000 of Senior Subordinated Notes distributed to the shareholders on a pro rata basis effective with the merger, the retention of $5,000,000 seller subordinated debt payable to one of the pre-merger Broder Bros., Co. shareholders and through proceeds from the issuance of new Class A and Class L common shares.

     The Merger Agreement impose certain restrictions on share voting rights, elections of directors and the sale of common stock, require consents to certain transactions and impose other specified duties and obligations. Several of the foregoing provisions terminate upon the consummation of an Initial Public Offering.

     The Recapitalization resulted in a direct charge to retained earnings of $36,000,381, consisting primarily of the cost of redeeming the previously issued Class A and Class B common shares. Prior to the Recapitalization, the prior shareholders received distributions totaling $5,846,765 for the assignment of certain life insurance policies previously funded by the Company and to pay shareholders' taxes attributable to prior S Corporation earnings. Additionally, the Company charged $3,572,712 of compensation expense to operations effective May 2, 2000 in connection with compensation commitments to shareholders or former shareholders of the Company. Other transaction costs of $1,268,625 were also charged to operations during the period.

     In connection with the Recapitalization, the Company entered into a non-contingent deferred compensation agreement, with an officer of the Company for $1,000,000 payable in seven years. The deferred benefit is accelerated in the event of a sale of the Company, or in the event of death or permanent disability of the recipient. Interest is accrued on a monthly basis at the short term applicable federal rate and is compounded annually. This amount has been charged to operations as a transaction cost during the period.

     In connection with the Recapitalization, the Company entered into employment agreements with certain former shareholders under which the Company is committed to pay annual salaries in the amount of $192,000 each for a period of three years. The total commitment for the three-year period has been recorded as a charge to retained earnings as a component of the purchase price for the common stock.

     The previous employment agreement with a former shareholder of the company was terminated effective May 2, 2000.

 4.  Acquisition of St. Louis T's Inc. and Proforma Results of Operations

     In September, 2000, the Company completed the purchase of St. Louis T's by acquiring all of the St. Louis T's outstanding capital stock for a total purchase price of $20,387,603, net of cash acquired of $649,358. The acquisition was accounted for by the purchase method of accounting resulting in goodwill of $8,648,573. The results of operations of St. Louis T's have been included in the consolidated financial statements since the date of acquisition.

Broder Bros., Co.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

  4. Acquisition of St. Louis T's Inc. and Proforma Results of Operations (continued)

     The following table represents the allocation of the purchase price to assets acquired and liabilities assumed at the time of the acquisition:


     Accounts receivable                                          $  6,246,722
     Inventories                                                     9,560,954
     Other assets, primarily fixed assets                              644,059
     Accounts payable and accrued expenses                          (4,712,705)

     The following (unaudited) pro forma consolidated results of operations have been prepared as if the acquisition of St. Louis T's had occurred prior to 1999:

                                                   December 30,    December 26,
                                                      2000             1999

     Sales                                        $ 439,143,579  $ 387,634,635
     Gross margin                                    71,740,329     60,321,496
     Operating expenses (excluding nonrecurring
       expenses)                                     47,242,715     42,561,005
     EBITDA (excluding nonrecurring expenses)        24,497,614     17,760,491

     The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

  5. Debt

     Long-term obligations consist of the following:

                                                   December 30,    December 26,
                                                      2000             1999

     Revolving credit facility                    $  75,000,000  $  44,600,000
     Senior subordinated notes                       10,455,063              -
     Subordinated debt - selling shareholder          5,000,000              -
     Former subordinated debt                                 -      4,440,123
     Capital lease obligations                        3,324,305      3,112,728
                                                  -------------  -------------
                                                     93,779,368     52,152,851
     Less - current portion                           1,165,819      1,239,657
                                                  -------------  -------------
                                                  $  92,613,549  $  50,913,194
                                                  =============  =============

Broder Bros., Co.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 5.  Debt (continued)

     Revolving credit facility
     Effective May 3, 2000, the Company entered into a new five-year $90,000,000 revolving credit facility (the "Revolver"). The Revolver has subsequently been increased to $105,000,000. The borrowing base is limited to and computed upon the basis of eligible accounts receivable, eligible inventory, and a fixed asset reliance amount. The Revolver is used for working capital purposes and for the issuance of up to $10,000,000 in letters of credit. The Revolver agreement provides for interest based upon a fixed spread above the banks' prime lending rate, or other rate options which are periodically fixed at a spread over the bank's LIBOR lending rate. Beginning October 1, 2000, the interest rate will vary on a quarterly basis depending upon the ratio of the total funded debt of the Company to its Earnings Before Interest Taxes and Depreciation (EBITDA) as defined in the Revolver agreement. The effective interest rate at December 30, 2000 was 9.54%.

     The Company is required to maintain certain financial ratios, indebtedness tests and cash flow tests. In addition, certain activities of the company are restricted under the Revolver agreement, including limitations on the payment of dividends, incurring additional encumbrances or indebtedness, or making certain acquisitions without the advanced consent of the banks.

     As collateral for the Revolver, the Company has granted the banks a security interest in substantially all assets of the Company, including accounts receivable, inventory, and fixed assets.

     Included in the accounts payable balance at December 30, 2000 and December 26, 1999 are outstanding checks of $10,909,661 and $4,310,503, respectively.

     Senior subordinated notes
     In connection with the Merger Agreement and Recapitalization, the Company issued $10,000,000 of Senior Subordinated Notes (the "Notes") on a pro rata basis to its shareholders. The Notes are unsecured and subordinated to the Revolver and mature two months subsequent to the Revolver's maturity date, or earlier in the event of certain prescribed sale or merger transactions of the Company. Principal payments are not permitted prior to maturity. Each of the Notes bears interest at 15% annually, with 6% payable in cash (1-1/2% quarterly) and the remaining 9% being added to the then outstanding note balance.

     The Notes contain various financial covenants, restrictions and prohibitions, and are payable in 2005.

     Warrants to purchase 1,061,111 shares of Class A common stock at $0.1944 per share and 111,111 shares of Class L common stock at $15.75 per share were issued to the note holders pursuant to the Senior Subordinated Note Agreement. The warrants to purchase the Class A common stock were exercised during the year. All of the proceeds received for the Notes were allocated to the Notes due to the minimal value ascribed to the warrant component.

     Subordinated debt - selling shareholder
     In connection with the Merger Agreement and Recapitalization, the Company owes one of the selling shareholders a total of $5,000,000 in unsecured subordinated debt (comprised of a $2,000,000 and a $3,000,000 note) (the "Seller Debt"). The $2,000,000 note bears interest at a rate of 9% payable annually. The $3,000,000 note bears interest at 9% compounded annually, and payable upon maturity. Principal payments are not permitted prior to maturity of either note. The Seller Debt matures at the earlier of one year after maturity of the Notes or certain prescribed sale or merger transactions of the Company, but no later than ten years from the issuance date. The terms of the Seller Debt preclude the shareholders from receiving proceeds from certain transactions until the Seller Debt is satisfied. Both notes are subordinated to the Revolver.

Broder Bros., Co.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

  5. Debt (continued)

     Former subordinated debt
     Pursuant to the Merger Agreement, $3,940,123 of the former subordinated debt was repaid and $318,182 and $181,818 was converted into equity and Notes, respectively.

     Interest rate swaps
     The Company has entered into interest rate swap agreements in accordance with the specific requirements of the Revolver to reduce the effect of changes in interest rates on a portion of its floating rate debt. At December 30, 2000 the Company had three outstanding interest rate swap agreements with a commercial bank with a total notional amount of $30 million. Of this balance, $20 million matures in May 2002, and $10 million matures in October 2005. Swap agreements with a notional amount of $20 million and $10 million may be extended by the counter party through May 2005 and October 2005, respectively. The Company is exposed to credit loss in the event of nonperformance by the counter party. The Company does not anticipate nonperformance to be likely.

  6. Fixed Assets

     Property and equipment (and the estimated useful life of the related assets) consisted of the following:

                                                 December 30,       December 26,
                                                     2000               1999

     Leasehold improvements                     $   637,412         $   425,281
     Machinery and equipment                      5,549,612           3,945,903
     Furniture and fixtures                       1,456,736           1,347,162
     Computers and software                       4,201,949           3,010,634
     Telecommunications                             912,568             891,094
                                                -----------         -----------
                                                 12,758,277           9,620,074
     Less - accumulated depreciation              6,005,666           4,705,140
                                                -----------         -----------
                                                $ 6,752,611         $ 4,914,934
                                                ===========         ===========

Broder Bros., Co.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


  7. Leases

     Capital leases
     During 2000, the Company entered into capital leases for equipment and software in the amount of $1,133,099 at a weighted average interest rate of 8.62%. During 1999, the company entered into capital leases for equipment in the amount of $1,500,000 at a weighted average rate of 8.53%. As of December 30, 2000, lease obligations under capital leases, included in long-term debt, are as follows:

     Payable in
     2001                                                           $  1,165,819
     2002                                                              1,082,067
     2003                                                                673,015
     2004                                                                403,404
                                                                    ------------
        Total minimum capital lease payments                           3,324,305
     Less - imputed interest                                             432,533
                                                                    ------------
        Present value of net minimum capital lease payments         $  2,891,772
                                                                    ============

     Property and equipment recorded under capital leases as of December 30, 2000 and December 26, 1999 total $5,200,000 and $4,100,000, respectively, representing certain equipment and software. Interest expense on the outstanding obligations under the capital leases was $243,625 for the year ended December 30, 2000 and $165,700 for the year ended December 26, 1999.

     Operating leases
     The company leases facilities and equipment pursuant to operating leases expiring at various times over the next 15 years. Total rent expense incurred under the leases for the years ended December 30, 2000 and December 26, 1999 was $2,949,052 and $2,928,548 respectively.

     The future minimum operating lease payments are as follows:

     Payable in
     2001                                                           $  3,120,116
     2002                                                              2,789,749
     2003                                                              2,498,381
     2004                                                              1,982,572
     2005                                                              2,010,129
     Thereafter                                                       11,419,848
                                                                    ------------
                                                                    $ 23,820,795
                                                                    ============

Broder Bros., Co.
Noted to Consolidated Financial Statements
--------------------------------------------------------------------------------

 8.  Related Party Transactions

     The company entered into an Advisory Services Agreement with Bain Capital, Inc. pursuant to the Merger Agreement and Recapitalization of the Company. The Advisory Services Agreement requires the company to pay a quarterly advisory fee of $187,500 for a ten year period. In an event of a change of control or Initial Public Offering prior to the ten year period, Bain Capital will receive a lump sum payment equivalent to three years of advisory fees. The agreement also requires the Company to pay investment banking fees in the amount of 1% of certain prescribed transactions, part of which can be used to offset the quarterly advisory fee otherwise due. Payments during the year ended December 30, 2000 for investment banking services were $1,200,000 and for advisory fee services were $306,000.

     The Company loaned an officer $1,000,000 as a note receivable with interest at the annual short-term federal rate compounded annually. The note is due May 3, 2007. As security, the officer has pledged shares in the Company. The note and related interest is included in other assets at December 30, 2000.

 9.  Employee Benefit Plan

     The company is a sponsor of an employee savings 401(k) plan covering substantially all employees who meet predetermined eligibility requirements. Contributions made by the Company are at the discretion of the Board of Directors, and for the years ended December 30, 2000 and December 26, 1999. Such contributions amounted to 50% of the first 6% of compensation deferred by the employee. Contributions to the plan for the years ended December 30, 2000 and December 26, 1999 were $308,000 and $261,000, respectively.

 10. Commitments

     Self-insurance programs
     The Company has a self-insured health plan for all its employees. The Company has purchased stop loss insurance to supplement the healthplan, which will reimburse the Company for individual claims in excess of $90,000 annually or aggregate claims exceeding $2,200,000 annually.

 11. Stock Option Plan

     The Company adopted a Stock Option Plan (the "Plan") effective with the Recapitalizaiton under which officers, key employees, and non-employee directors or consultants may be granted options to purchase shares of the Company's authorized but unissued Class A and Class L common stock. The maximum number of shares of the Company's Class A and Class L common stock available for issuance under the Plan is 1,500,000 and 50,000 shares, respectively. As of December 30, 2000, the maximum number of shares available for future grants under the Plan were 400,000 Class A shares and 50,000 Class L shares. During 2000, 550,000 of stock options for Class A common stock were issued at an exercise price of $0.1944 per share (the Tranche I options). An additional 550,000 Class A shares were issued at an exercise price of $3.41 per share (the Tranche II options). Options otherwise unallocated from Tranche I and Tranche II will be allocated on a prorata basis to the then current option holders in the event of certain corporate transactions. Options expire no later than ten years from the grant date and vest over four years. Vesting may be accelerated in the event of specified transactions.

Broder Bros., Co.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 11. Stock Option Plan (continued)

     The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for its employee stock options. Accordingly, no compensation expense has been recognized in the Company's financial statements because the exercise price of the Company's employee stock options equals the market price of the Company's common stock on the date of grant. Had compensation costs for the Company's option program been determined under SFAS 123, based on the fair value at grant date, the Company's pro forma net income would have approximated actual net income. The fair value of each option was estimated on the grant date using the Black-Scholes option pricing model with no assumed dividends or volatility, a weighted average risk free interest rate of 6.67% and expected lives of five years.

 12. Income Taxes

     The federal and state income tax provision is summarized as follows:

                                                                  Year ended
                                                                  December 31,
                                                                      2000

     Current
      Federal                                                     $  2,545,691
      State                                                            517,396
                                                                  ------------
                                                                     3,063,087

     Deferred, federal                                                (169,523)
                                                                  ------------

          Total provision for income taxes                        $  2,893,564
                                                                  ============

     Total income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 34% to earnings before income tax expense as a result of the following:

     Computed expected tax expense                                $  1,637,860
     Loss of benefit from taxable loss attributable to
      S-Corp shareholders through May 2, 2000                          880,536
     State and local taxes, net of federal tax benefit                 341,481
     Permanent difference                                              (86,259)
     Other                                                             119,946
                                                                  ------------
      Income tax expense                                          $  2,893,564
                                                                  ============

Broder Bros., Co.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 12. Income Taxes (continued)

     Deferred tax assets and liabilities at December 30, 2000 are as follows:

     Deferred tax assets
      Inventory, principally due to costs capitalized for
       tax purposes in excess of those capitalized for
       financial reporting purposes and obsolescence reserve    $    853,945

      Reserve for self insurance                                     122,400
      Reserve for bad debts                                          265,200
      Deferred compensation                                          240,380
      Other                                                           76,410
                                                                ------------
        Total deferred tax assets                                  1,558,335
                                                                ============
     Deferred tax liabilities
      Tax depreciation in excess of book depreciation               (268,964)
      Goodwill and amortization                                      (29,582)
      Book gain on fair market value of trading securities           (68,745)
                                                                ------------
        Total deferred tax liabilities                              (367,291)
                                                                ------------

        Net deferred tax asset                                  $  1,191,044
                                                                ============